Convening notice

Combined General Meeting
28 May 2004 at 4.00 p.m.

The shareholders of BNP PARIBAS are convened by the Board of Directors to the Combined General Meeting on

Friday 28 May 2004*
at 4.00 p.m. Carrousel du Louvre
99, rue de Rivoli - 75001 Paris

You will find enclosed the main decisions and the agenda of the meeting, also available on the Internet :
http://invest.bnpparibas.com

* *In accordance with the law, the general meeting is convened on first call on 13 May 2004 at 10.00 a.m. in BNP PARIBAS premises, 20 bd des Italiens 75009 Paris. Since quorum may not be reached at this meeting, the meeting may not be able to deliberate validly. Therefore a second meeting is scheduled on Friday 28 May 2004 at 4.00 p.m. at Carrousel du Louvre 99, rue de Rivoli - 75001 Paris.*

BNP PARIBAS
Société anonyme au capital de € 1 807 231 208
Head office : 16, boulevard des Italiens,
75009 Paris - 662 042 449 R.C.S. Paris

BNP PARIBAS

Agenda

Annual Meeting

- Reports of the Board of Directors and the Auditors on transactions for the year ended 31 December 2003,
- Approval of the balance sheet and the profit and loss account of the Group for the year ended 31 December 2003,
- Approval of the balance sheet and the profit and loss account of the Bank for the year ended 31 December 2003,
- Appropriation of 2003 net income and dividend,
- Auditors' special report on the transactions and agreements governed by section L. 225-38 of the Commercial Code, and placing on record that no such agreements were entered into during 2003,
- Authorisation to be given to the Board of Directors to issue bonds and equivalents and other debt securities,
- Information memorandum approved by the Autorité des Marchés Financiers, and authorisation to be given to the Board of Directors to carry out share buybacks,
- Renewal of the terms of office of directors,
- Resignation of a director,
- Powers to carry out formalities.

Extraordinary Meeting

- Report of the Board of Directors and Auditors' special report,
- Authorisation to be given to the Board of Directors to issue shares and share equivalents with pre-emptive rights for existing shareholders,
- Limitation of the issuance of shares and share equivalents without pre-emptive rights for existing shareholders,
- Authorisation to be given to the Board of Directors to issue shares, to be paid up by capitalising income, retained earnings, or additional paid-in capital,
- Suspension of authorisations given to the Board of Directors to issue shares while the Bank is the target of a takeover bid, except for operations where the decision was approved in principle by the Board of Directors and announced to the market prior to the bid being filed,
- Authorisation to be given to the Board of Directors to amend the ceiling and expiry date set out in the authorisation to issue shares for subscription by participants in the Corporate Savings Plan granted under the sixteenth resolution of the Extraordinary General Meeting of 14 May 2003,
- Authorisation to be given to the Board to reduce the Bank's capital by cancelling shares,
- Amendments to the Articles of Association relating among others to information to be provided to directors, representation of the Board of Directors, the terms and conditions applicable to calling Board Meetings and the persons authorised to sign copies or extracts of the minutes of said meetings,
- Powers to carry out formalities.

How to participate
in our General Meeting

BNP Paribas is now providing you with the possibility of transmitting your instructions via the Internet prior to the Annual General Meeting[1]. Investors therefore have an additional means of taking part in the meeting, and will thus be able to benefit from all the possibilities available on the voting form via a secure Web site specifically set up for this purpose. You will be able to request an admission pass, vote by correspondence, or give a proxy to the Chairman, your spouse or another shareholder that can be either an individual or a legal entity.

Access to the Web site is protected by an ID number and a password. Affixing your signature by using an electronic certificate provides an additional element of security in expressing your choices, and all data transfers are encoded to ensure your vote's confidentiality.

If you would like to take advantage of this new method of transmitting your instructions, please follow the recommendations below, under the heading "**Via the Internet**" ; if not, please see the section entitled "**Using the hardcopy form**".

Via the internet

BNP Paribas is offering its shareholders the possibility of voting via the Internet prior to the Ordinary and Extraordinary Annual General Meeting[1] under the conditions described below:

Registered shareholders

- Holders of **pure registered shares** who wish to vote via the Internet prior to the Meeting, must use the ID number and password that already allow them to access their account data on the GISNOMI Web site. They will thus be able to log on to the Annual General Meeting's secure dedicated Web site. The shareholder then simply follows the instructions displayed on the screen.

- Holders of **administered registered shares** will receive a letter convening the meeting and indicating their ID numbers. If they wish to vote via the Internet, this ID number will allow them to access the Annual General Meeting's secure dedicated Web site. The shareholder then simply follows the instructions on the screen.

Holders of bearer shares

Holders of bearer shares who wish to vote via the Internet prior to the Annual General Meeting must get in touch with their account-holding institution, in order to request that it **establishes a certificate stating that their BNP Paribas shares will be kept unavailable**[2] **until the date of the Annual General Meeting; they must also indicate their e-mail address**. In accordance with the usual procedure, the account-holding institution transmits this certificate, **along with the e-mail address**, to *BNP Paribas Securities Services, GIS Emetteurs, Service des Assemblées*, the authorised agent of BNP Paribas and the manager of the Web site for voting via the Internet. This e-mail address will be used by *GIS Emetteurs* to inform shareholders of their ID numbers so that they can log on to the secure Web site used exclusively for voting prior to the Annual General Meeting. The shareholder then simply follows the instructions on the screen.

◆ ◆ ◆

The secure Web site used exclusively for voting prior to the Annual General Meeting will be open as from *28 April 2004*.

It will be possible to vote prior to the Meeting without interruption until the day preceding the Meeting, i.e. **Thursday 27 May 2004**, at 3.00 pm, Paris time. It is nonetheless recommended that shareholders not delay voting until the final day.

Address of the Web site dedicated to the Annual General Meeting:
http://gisproxy.bnpparibas.com

(1) For both technical and legal reasons, it is not possible to vote via the Internet during the Meeting itself.
(2) Shares can nevertheless be disposed of, provided the number of voting rights be reconciled from this sale.

Using the hard copy form

What you must do to participate in the meeting

To attend this meeting, to be represented or to vote by correspondence, you must prove you are a shareholder. Therefore :

- you must be registered as a holder of **registered shares** at least 1 day before the date of the meeting, or
- you must obtain from the financial company in charge of your shares a certificate confirming that your **bearer shares** were tied up at least 1 day before the date of the meeting.

How to participate

■ You wish to attend the meeting

• bearer shares :

you must ask for an **admission card**. This card is essential to enter the meeting room and vote.
To vote : please tick mark **box A** of the voting form and send it back as soon as possible to the custodian in charge of your shares. This custodian will forward it and tie your shares up as described above.

• registered shares :

you may :
- **ask for an admission card** to enter more easily the meeting room ; please mark **box A** of the voting form and send it back in the enveloppe you received,
- **or apply to the relevant reception desk** on the Meeting day with a document justifying your identity.

■ You don't wish to attend the meeting

Please fill in **box B** and sign the correspondence voting form and send it back :

- **if you own registered shares** : to BNP PARIBAS Securities Services in the enclosed envelope,
- **if you own bearer shares :** to the custodian in charge of your shares.

Your custodian will tie your shares up and forward your voting form to BNP PARIBAS with a tie-up certificate. To be valid, the correspondence voting forms must be fully filled in and received by BNP PARIBAS at least 1 day before the date of the Meeting, i.e. on May 27, 2004 at the latest.

According to article 18 of the bylaws of BNP Paribas, the General Meeting will be fully broadcasted live on our website "**http://invest.bnpparibas.com**". The video of this Meeting will then be available for the entire year, until the next General Meeting.

How to fill in the proxy or the correspondence voting form?

A **You wish to attend the meeting in person :**
- Please tick mark box **A**
- Please date the document and sign it in box **Z**

B **You cannot attend and you wish to vote by correspondence or by proxy :**
- Please tick mark box **B**
- Choose among the 3 possibilities (1 choice only)
- Please date the document and sign it in box **Z**

C **You give your proxy to the Chairman of the Meeting :**
- Please check you dated and signed the document in box **Z**
- Make sure you ticked in box **B**

D **You vote by correspondence :**
- Please tick mark the box facing "I vote by post"
  - Each numbered box represents one resolution
  - Each empty box represents a **YES** vote
  - Each blackened box represents a **NO** vote or an abstention
- Please make sure you dated and signed in box **Z**
- Please make sure you ticked in box **B**

D' **This box is to be used to vote for resolutions presented by the shareholders and not registered by the Board of Directors.**
If you want to vote, please blacken the corresponding box.

D'' **This box corresponds to amendments or new resolutions proposed during the meeting.**
If you want to vote, please blacken the corresponding box.

E ***You give your proxy to a person - an individual or a legal entity - you have chosen* (your spouse or any shareholder attending the meeting) :**
- Please tick mark the box **facing** "I hereby appoint"
- Please date the document and sign it in box **Z**
- Please make sure you expressed your choice in box **B**
- Please mention in box **E** the person who - individual or legal entity - will be representing you (name, christian name, address).

F **Please indicate your name, christian name, address.**
If these informations already show, please check them. If the person who signs is not the shareholder, he/she must indicate his/her name, christian name, address and his/her quality (legal agent, guardian...)

Z **This box must show a date and a signature for all shareholders.**

A

B

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. [ ] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. [ ] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I wish to use the postal voting form or specify a proxy, according to one of the three possibilities mentioned below.*

BNP PARIBAS

S A au Capital de € 1.807.231.208
Siège Social : 16, boulevard des Italiens
75009 PARIS
662 042 449 R.C.S PARIS

ASSEMBLÉE GÉNÉRALE MIXTE convoquée pour le vendredi 28 mai à 16 heures au Carrousel du Louvre, 99 rue de Rivoli – 75001 PARIS sur 2e convocation*.

***COMBINED GENERAL MEETING** to be held on Friday May 28, 2004 at 4:00 pm at Carrousel du Louvre, 99 rue de Rivoli – 75001 PARIS on second notice*.*

CADRE RESERVE / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* — Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

D

C

E

[ ] **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration **à l'EXCEPTION** de ceux que je signale en noircissant comme ceci ▮ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ▮, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]
10	11	12	13	14	15	16	17	18
[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]	[ ]

Sur les projets de résolutions non agréés par le Conseil d'Administration, je vote en noircissant comme ceci ▮ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ▮.

	Oui Yes	Non/No Abst/Abs		Oui Yes	Non/No Abst/Abs
A	[ ]	[ ]	F	[ ]	[ ]
B	[ ]	[ ]	G	[ ]	[ ]
C	[ ]	[ ]	H	[ ]	[ ]
D	[ ]	[ ]	J	[ ]	[ ]
E	[ ]	[ ]	K	[ ]	[ ]

[ ] **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign at the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

[ ] **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée** / *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2))* ***to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, dans les délais prévus, par l'établissement financier qui tient votre compte de titres.
CAUTION : concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian within the prescribed period.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

D'

F

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting.*
- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* .. [ ]
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* .... [ ]
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle ....
pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* [ ]

D''

Z

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest

	sur 1re convocation / *on 1st notification*	sur 2e convocation / *on 2nd notification*
à / to BNP PARIBAS Securities Services	AGO - AGE	AGO - AGE
Gis Emetteurs - Assemblées	*ordinary meeting / extraordinary meeting*	*ordinary meeting / extraordinary meeting*
75450 Paris Cedex 09	le 12/05/2004 / *on May 12, 2004*	le 27/05/2004 / *on May 27, 2004*

Date & Signature [Z]

* L'assemblée est convoquée sur première convocation pour le 13 mai 2004 à 10 heures au Siège Social mais faute de réunir, selon toute vraisemblance, le quorum requis à cette occasion, elle ne pourra valablement délibérer à cette date et sera convoquée à nouveau pour le vendredi 28 mai 2004. *The meeting is convened on first notice on May 13, 2004 at 10.00 am at the Head Office but in all probability, for lack of quorum on that date, it is unikely to be able to make valid deliberations at that time. The meeting will therefore be reconvened on May 28, 2004.*

The owner of the shares must date and sign this form.
In case of joint ownership, each joint owner must sign.
In case of life tenancy, the tenant for life must sign.

Proposed resolutions

Annual Meeting

First resolution

(Approval of the balance sheet of the Group at 31 December 2003 and the profit and loss account for the year ended at that date)

The Annual Meeting, having reviewed the reports of the Board of Directors and the Auditors on the consolidated financial statements for the year ended 31 December 2003, approves the balance sheet of the Group at 31 December 2003 and the profit and loss account for the year then ended.

Second resolution

(Approval of the balance sheet of the Bank at 31 December 2003 and the profit and loss account for the year ended at that date)

The Annual Meeting, having reviewed the reports of the Board of Directors and the Auditors on the financial statements for the year ended 31 December 2003, approves the balance sheet of the Bank at 31 December 2003 and the profit and loss account for the year then ended. The Annual Meeting notes that net income for the year amounted to € 2,358,756,301.88.

Third resolution

(Appropriation of 2003 net income and dividend)

The Annual meeting resolves to appropriate net income as follows:

In euros

Net income for the year	2,358,756,301.88
Retained earnings brought forward from prior years	6,110,425,156.15
Total to be appropriated	**8,469,181,458.03**
In long-term capital gains, to the legal reserve	856,423.20
To the special long-term capital gains reserve	102,919,700.80
To the special Investment Reserve	36,193,223.00
To dividends	1,310,242,625.80
To unappropriated retained earnings	7,018,969,485.23
Total	**8,469,181,458.03**

The total dividend of €1,310,242,625.80 to be paid to BNP Paribas SA shareholders, corresponds to a dividend of €1.45 per share with a par value of €2.00. The total amount paid to individual shareholders and corporate shareholders qualifying for the affiliation privilege will be €2.175, including the €0.725 *avoir fiscal* tax credit corresponding to tax already paid to the Treasury. Full powers are given to the Board of Directors to credit dividends payable on shares held in treasury stock to unappropriated retained earnings.

The 2003 dividend will be payable as from 11 June 2004, in cash.

As required under section 47 of the Act of 12 July 1995 (Act 65-566), the Board of Directors informs the Annual Meeting that dividends paid for the last three years were as follows:

Third resolution (continuation)

In euros

Year	Par value of shares	Number of shares	Total dividend	Dividends	"Avoir fiscal" tax credit[1]	Total payout
2000	4.00	448,206,055	1,008,463,623.75	2.25	1.125	3.375
2001	2.00	886,622,994	1,063,947,592.80	1.20	0.60	1.80
2002	2.00	895,879,824	1,075,055,788.80	1.20	0.60	1.80

(1) Corresponding to tax already paid to the Treasury

The Annual Meeting authorises the Board of Directors to deduct from unappropriated retained earnings, the amounts necessary to pay the above dividend on shares issued on exercise of stock options prior to the ex-dividend date.

Fourth resolution

(Auditors' special report on the transactions and agreements governed by section L 225-38 of the Commercial Code approved in advance, including those between the Bank and its directors and officers)

The Annual Meeting notes the terms of the Auditors' special report on transactions and agreements governed by section L 225-38 of the Commercial Code and notes that no such agreements were entered into during the year.

Fifth resolution

(Issuance of bonds and equivalents and other debt securities)

The Annual Meeting authorises the Board of Directors to issue, in France and abroad, any and all types of debt securities, including subordinated notes, equity notes and perpetual bonds but excluding money market securities as defined in sections L. 213-1 *et seq.* of the Monetary and Financial Code, denominated in euro, in foreign currency or in any monetary unit determined by reference to a basket of currencies. The securities may be issued on one or several occasions, at the Board's discretion, provided that the aggregate face value of the issues does not exceed €30 billion or the equivalent in foreign currency or monetary units. The securities may be secured by mortgage or other collateral or be unsecured.

The Board shall have full powers to determine the type of securities to be issued, the amounts and timing of the issues, the interest rate and other terms and conditions of issue and repayment. The Annual Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman or one of the Directors, to carry out the above issues, to determine the terms and conditions thereof and the characteristics of the securities. Any bonds or equivalents issued under this authorisation may pay interest at a fixed or variable rate and may be redeemable at par or at a fixed or variable premium, in which case the premium will be in addition to the ceiling specified above. Issues in foreign currencies will be converted into euro on the basis of the exchange rate prevailing on the date of issue for the purpose of determining whether they fall within the above ceiling.

This authorisation is given for a period of twenty-six months from the date of this Annual Meeting.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

Sixth resolution

(Share buybacks)

The Annual Meeting, having reviewed the report of the Board of Directors and the information memorandum approved by the *Autorité des Marchés Financiers*, resolves, in accordance with section L 225-209 of the Commercial Code, to authorise the Board of Directors to buy back up to 90,361,560 BNP Paribas SA shares, representing 10% of the issued capital of the Bank as of the date of this Meeting.

The shares may be acquired in order to stabilise the share price, or to take advantage of market opportunities, or for remittance in exchange or payment for external growth transactions or on the issue of shares or share equivalents, for allocation or sale to employees in connection with the employee profit-sharing scheme, employee share ownership plans or corporate savings plans, or in connection with stock option plans set up in favour of officers and key employees of the Bank, or in order to be held in treasury stock, or for the purpose of being sold or exchanged or otherwise transferred on a regulated market or over-the-counter, or for the purpose of being cancelled at a later date, on a basis to be determined by the shareholders in Extraordinary Meeting, or in connection with the management of the Bank's assets and liabilities and its financial position.

The shares may be purchased, sold or transferred at any time and by any appropriate method, including in the form of block sales or by means of derivative instruments traded on a regulated market or over-the-counter.

The price at which shares may be acquired under this authorisation may not exceed €75 per share, representing a maximum purchase price of €6,777,117,000 if the authorisation is used in full. The shares may not be sold at a price of less than €35 per share.

These maximum and minimum prices may be adjusted following any transactions that have the effect of altering the Bank's issued capital.

The Annual Meeting gives full powers to the Board of Directors and, by delegation, to any person duly authorised by the Board, to place any and all buy and sell orders, enter into any and all agreements, carry out any and all formalities and take any and all other action required to use this authorisation.

This authorisation is given for a period of eighteen months.

The Board of Directors will be required to report to shareholders at each Annual Meeting on the share buybacks, transfers, sales and cancellations carried out under this authorisation.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

Seventh resolution

(Renewal of the term of office of a director)

The Annual Meeting resolves to renew the term of office as director of Louis Schweitzer for a period of three years, expiring at the close of the Annual Meeting to be called in 2007 to approve the 2006 financial statements.

Eighth resolution

(Renewal of the term of office of a director)

The Annual Meeting resolves to renew the term of office as director of Lindsay Owen-Jones for a period of three years, expiring at the close of the Annual Meeting to be called in 2007 to approve the 2006 financial statements.

Ninth resolution

(Resignation of a director)

The Annual Meeting notes that David Peake does not wish to renew his term of office as director, which expires at the close of this Annual Meeting, and resolves not to replace him.

Tenth resolution

(Powers to carry out formalities)

The General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

Extraordinary Meeting

Eleventh resolution

(Issuance of shares and share equivalents with pre-emptive rights for existing shareholders)

The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, in accordance with paragraph 3 of section L. 225-129 III of the Commercial Code:

- resolves to give the necessary powers to the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions, including debt securities and share equivalents issued in application of section L. 228-93 of the Commercial Code. The amounts and timing of such issues shall be decided by the Board at its discretion, subject to the limits specified herein;
- resolves that the maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €1 billion. This ceiling shall not include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents;
- resolves that the maximum aggregate face value of debt securities issued under this authorisation may not exceed €10 billion or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies;
- resolves that shareholders will have a pre-emptive right to subscribe for the shares and/or share equivalents issued under this authorisation, as provided for by law, pro rata to their existing holdings. The Board of Directors may also give shareholders a pre-emptive right to subscribe for any shares and/or share equivalents not taken up by other shareholders. If the issue is oversubscribed, such additional pre-emptive right shall also be exercisable pro rata to the existing interest in the Bank's capital of the shareholders concerned;

If the issue is not taken up in full by shareholders exercising their pre-emptive rights as described above, the Board of Directors may take one or other of the following courses of action, in the order of its choice:

- limit the amount of the issue to the subscriptions received, provided that at least three-quarters of the issue is taken up;
- freely allocate all or some of the unsubscribed shares or share equivalents among shareholders,
- offer all or some of the unsubscribed shares or share equivalents for subscription by the public;

Eleventh resolution (continuation)

- resolves that in accordance with section L. 228-95 of the Commercial Code, share warrants may be offered for subscription as provided for above or allocated to existing shareholders without consideration;

- notes that the above authorisation implicitly requires the waiver by shareholders, of their pre-emptive right to subscribe for shares to be issued on conversion, redemption, exchange or exercise of any share equivalents issued under this authorisation;

- resolves to cancel shareholders' pre-emptive rights to subscribe for shares to be issued on conversion, redemption, exchange or exercise of said share equivalents;

- resolves that the amount received by the Bank in respect of each of the shares issued under this authorisation, either directly or on conversion, redemption, exchange or exercise of share equivalents may not represent less than their par value. In the case of shares issued on exercise of warrants issued on a stand-alone basis, the amount received by the Bank shall be considered to include the issue price of the warrants;

- resolves to give full powers to the Board of Directors and by delegation, to the Chairman, to use the above authorisation, subject to compliance with the law, and to determine the timing and conditions of the issues, the form and characteristics of the securities to be issued, the issue price and other conditions, the amount of each issue, the date from which the securities will carry dividend or interest rights, which may be set retroactively, the method by which the shares or share equivalents are to be paid up and, if appropriate, the conditions under which they may be bought back on the stock market. The Board of Directors may also decide to suspend the right to exercise the rights attached to the share equivalents, for a period not to exceed three months. The Board shall also have full powers to determine the method to be used to ensure that the rights of existing holders of shares and share equivalents are protected, in accordance with the applicable laws and regulations. The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful measures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorisation and amend the Articles of Association accordingly;

In the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate, the life of the securities, the redemption price - which may be fixed or variable and may or may not include a premium - the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares;

- resolves that this authorisation cancels and replaces the unused portion of all earlier authorisations to issue shares and share equivalents with pre-emptive subscription rights.

This authorisation is given for twenty-six months as provided for in the third paragraph of section L. 225-129-III of the Commercial Code.

Twelfth resolution

(Limitation of the issuance of shares and share equivalents without pre-emptive subscription rights)

The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, in accordance with paragraph 3 of section L. 225-129 III of the Commercial Code:

- resolves to give the necessary powers to the Board of Directors to issue shares and share equivalents in France and abroad on one or several occasions, including debt securities and share equivalents issued in application of section L. 228-93 of the Commercial Code. The amounts and timing of such issues shall be decided by the Board at its discretion, subject to the limits specified herein;
- resolves that the maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €340 million. This ceiling shall include the par value of any shares to be issued pursuant to the law to protect the rights of existing holders of share equivalents;
- resolves that the maximum aggregate face value of debt securities issued under this authorisation may not exceed €8 billion or the equivalent of this amount in the case of securities denominated in foreign currency or a monetary unit determined by reference to a basket of currencies;
- resolves to waive shareholders' pre-emptive rights to subscribe for the shares or share equivalents to be issued under this authorisation. The Board of Directors may, however, offer shareholders a priority right to subscribe for all or part of the issue, within a period and on terms to be decided by the Board. Said priority right shall be non-transferable but shareholders may, at the Board's discretion, be offered a secondary priority right to subscribe for any shares or share equivalents not taken up by other shareholders;
- resolves that if the entire issue is not taken up by shareholders and the public, the Board of Directors may limit the amount of the issue to the subscriptions received, provided that at least three-quarters of the issue has been subscribed;
- notes that the above authorisation implicitly requires the waiver by shareholders, of their pre-emptive right to subscribe for shares to be issued on conversion, redemption, exchange or exercise of any share equivalents issued under this authorisation;
- resolves to cancel shareholders' pre-emptive rights to subscribe for shares to be issued on conversion, redemption, exchange or exercise of said share equivalents;
- resolves that the amount received by the Bank in respect of each of the shares issued under this authorisation, either directly or on conversion, redemption, exchange or exercise of share equivalents may not represent less than the limit subscribed by law. In the case of shares issued on exercise of warrants issued on a stand-alone basis, the amount received by the Bank shall be considered to include the issue price of the warrants;
- resolves to give full powers to the Board of Directors and by delegation, to the Chairman, to use the above authorisation, subject to compliance with the law, and to determine the timing and conditions of the issues, the form and characteristics of the securities to be issued, the issue price and other conditions, the amount of each issue, the date from which the securities will carry dividend or interest rights, which may be set retroactively, the method by which the shares or share equivalents are to be paid up and, if appropriate, the conditions under which they may be bought back on the stock market. The Board of Directors may also decide to suspend the right to exercise the rights attached to the share equivalents, for a period not to exceed three months. The Board shall also have full powers to determine the method to be used to ensure that the rights of existing holders of shares and share equivalents are protected, in accordance with the applicable laws and regulations. The Board of Directors or the Chairman may charge the securities issuance costs and any other amounts against the related premium and take all necessary or useful mea-sures, enter into any and all agreements, place on record any capital increases resulting from primary or secondary issues of shares carried out under this authorisation and amend the Articles of Association accordingly;

Twelfth resolution (continuation)

In the case of issuance of shares or share equivalents in payment for securities tendered under a public exchange offer made by the Bank, the Board of Directors shall have full powers to determine the exchange parity and any balance to be paid in cash; to place on record the number of securities tendered for exchange and the number of shares or share equivalents to be issued in payment therefor; to determine the dates and conditions of issue, including the price and the date from which new shares or share equivalents will carry dividend or interest rights; to credit the difference between the issue price of the new shares and their par value to additional paid-in capital, to which all shareholders shall have equivalent rights, and, if appropriate, to charge all costs and expenses incurred in connection with the authorised issue against additional paid-in capital.

In the case of issuance of debt securities, the Board of Directors and, by delegation, the Chairman, will have full powers to determine the securities' ranking for repayment purposes, to fix the interest rate and the methods for payment thereof, the life of the securities, the redemption price – which may be fixed or variable and may or may not include a premium – the terms and conditions of repayment, depending on conditions in the financial markets and the conditions of conversion, redemption, exchange or exercise of the securities for shares;

- resolves that this authorisation cancels and replaces the unused portion of all earlier authorisations to issue shares and share equivalents without pre-emptive subscription rights.

This authorisation is given for twenty-six months as provided for in the third paragraph of section L. 225-129-III of the Commercial Code.

Thirteenth resolution

(Issuance of shares to be paid up by capitalising income, retained earnings or additional paid-in capital)

The Extraordinary Meeting, having reviewed the report of the Board of Directors, gives the Board of Directors full powers to increase the Bank's capital on one or several occasions, by an aggregate amount of €1 billion by issuing bonus shares and/or raising the par value of existing shares, to be paid up by capitalising income, retained earnings or additional paid-in capital.

Any rights to fractions of shares shall be non-transferable and the corresponding shares will be sold and the proceeds allocated among the holders of rights to fractions of shares within thirty days of the date on which the whole number of shares to which they are entitled are recorded in their share account.

The Extraordinary Meeting gives full powers to the Board of Directors and, by delegation, to the Chairman, subject to compliance with the law, to determine the dates and conditions of issuance of bonus shares, as well as the amounts of such issues, and to take all necessary measures to complete the issues, to carry out any and all formalities to effect the related capital increase or increases and to amend the Articles of Association accordingly.

This authorisation cancels and replaces the unused portion of any earlier authorisations to issue bonus shares or increase the par value of existing shares.

This authorisation is given for twenty-six months as provided for in the third paragraph of section L. 225-129-III of the Commercial Code

Fourteenth resolution

(Suspension of authorisations given to the Board of Directors to issue shares and share equivalents while the Bank is the target of a takeover bid, except for operations where the decision was approved in principle by the Board of Directors, and announced to the market prior to the bid being filed)

The Extraordinary Meeting resolves, in accordance with the provisions of section L 255-129-IV of the Commercial Code, that authorisations to issue shares and share equivalents given to the Board of Directors may not be used while a public tender or exchange offer for the Bank's shares is in progress, unless these issues concern operations where the decision was approved in principle by the Board of Directors, and announced to the market prior to the offer being filed.

This resolution will be valid for a period of one year, expiring at the Annual Meeting to be called to approve the 2004 financial statements.

Fifteenth resolution

(Amendment of the ceiling and expiry date set out in the authorisation given to the Board of Directors at the Extraordinary Meeting of 14 May 2003 to issue shares for subscription by participants in the Corporate Savings Plan, without pre-emptive subscription rights for existing shareholders)

The Extraordinary Meeting:

- having noted that in its sixteenth resolution the Extraordinary Meeting of 14 May 2003 granted the Board of Directors a five-year authorisation, in accordance with paragraph 4 of section L. 225-129 III and section L. 225-138 of the Commercial Code and section L. 443-5 of the Labour Code, to issue shares for subscription by participants in the BNP Paribas Group Corporate Savings Plan, on one or several occasions, at the Board's discretion, provided that the aggregate par value of the shares issued does not exceed €60,000,000;
- having reviewed the provisions of paragraph 1 of section L. 225-129 VII of the Commercial Code;
- having reviewed the report of the Board of Directors and the Auditors' special report;

resolves:

- that the above-mentioned authorisation shall now be valid for no more than 26 months from the date of this Meeting;
- to reduce the ceiling under the authorisation to €20,000,000 as from the date of this Meeting.

The Extraordinary Meeting notes that all of the other terms and conditions of the authorisation given to the Board of Directors in the sixteenth resolution of the Extraordinary Meeting of 14 May 2003 to issue shares for subscription by participants in the Corporate Savings Plan, without pre-emptive subscription rights for existing shareholders, remain unchanged.

Sixteenth resolution

(Authorisation to be given to the Board to cancel shares and reduce the capital)

The Extraordinary Meeting, having reviewed the report of the Board of Directors and the Auditors' special report, authorises the Board of Directors to cancel shares acquired under the authorisation given in the sixth resolution of this Meeting – provided that the number of shares cancelled does not exceed 10% of the Bank's issued capital – and to reduce the capital accordingly, and to debit any difference between the price paid for the cancelled shares and their par value against additional paid-in capital or revenue reserves.

The Extraordinary Meeting gives full powers to the Board of Directors to use this authorisation, including by delegation, to amend the Articles of Association to reflect the new capital and to carry out any and all publication and other formalities.

This authorisation is given for a period of eighteen months.

This authorisation cancels and replaces the unused portion of any earlier authorisations to the same effect.

The following resolution reflects amendments introduced by the Financial Security Act (Act no. 2003-706 of 1 August 2003) and decree no. 2002-803 of 3 May 2002 issued in accordance with the "New Economic Regulations" Act (Act no. 2001-420 of 15 May 2001).

Seventeenth resolution

(Amendments to the Articles of Association relating among others to information provided to directors, representation of the Board of Directors, the terms and conditions applicable to calling Board Meetings and the persons authorised to sign copies or extracts of the minutes of said meetings)

Having heard the report of the Board of Directors, the Extraordinary Meeting resolves:

- to amend the last sentence of the first paragraph of article 12 of Chapter IV of the Articles of Association relating to information to be provided to the Board of Directors by the Chairman or the Chief Executive Officer.
  - New wording of the last sentence of the first paragraph of article 12: "The Board of Directors shall receive from the Chairman or the Chief Executive Officer, all of the documents and information required to fulfil its duties".
- to amend the first paragraph of article 13 of Chapter IV of the Articles of Association and to delete the first sentence relating to the representation of the Board of Directors by the Chairman.
  - New wording of the first paragraph of article 13: "The Chairman shall organise and manage the work carried out by the Board of Directors and shall report thereon to the shareholders in General Meetings. The Chairman shall also oversee the proper operation of BNP Paribas's management bodies and ensure that the directors are in a position to fulfil their duties."
- to insert a new paragraph between the current paragraphs 2 and 3 of article 15 of Chapter IV of the Articles of Association relating to internal control.
  - New wording of paragraph 3 of article 15: "The Chief Executive Officer shall be responsible for the organisation of internal controls, internal control procedures and all information required by law for the purposes of the Report on Internal Controls".

Seventeenth resolution (continuation)

- to amend the first paragraph of article 9 of Chapter III of the Articles of Association relating to calling Board meetings.
  - New wording of the first paragraph of article 9: "The Board of Directors shall meet as often as required for the best interests of the Company. Board Meetings are called by the Chairman. Where requested by at least one third of the directors, the Chairman may call a Board Meeting to discuss a specified agenda, even if the last meeting was held less than two months ago. The Chief Executive Officer may also request the Chairman to call a Board Meeting to discuss a specified agenda."
- to amend the last paragraph of article 10 of Chapter III of the Articles of Association, relating to persons authorised to sign copies or extracts of the minutes of Board Meetings.
  - New wording of the last paragraph of article 10: "Copies or extracts of the minutes of Board Meetings may be signed by the Chairman, the Chief Executive Officer, the Chief Operating Officers or persons specifically authorised for that purpose".

Eighteenth resolution

(Powers to carry out formalities)

The General Meeting gives full powers to the bearer of an original, copy or extract of the minutes of this Meeting to carry out all legal or administrative formalities and to make all filings and publish all notices required by the applicable laws.

Summary of proposed resolutions

Eighteen resolutions are tabled at the Combined Annual and Extraordinary General Meeting of 28 May 2004.

The Board of Directors of BNP Paribas is inviting shareholders to vote ten resolutions governed by the quorum and majority voting rules applicable to Ordinary General Meetings:

The first two resolutions concern approval of the 2003 financial statements of the Group and the Bank after hearing the reports of the Board of Directors and the Auditors.

■

The third resolution deals with the appropriation of net income for the year and the 2003 dividend. The total amount to be appropriated is €8,469.181 million, made up of BNP Paribas SA's net income for the year of €2,358.756 million plus €6,110.425 million in retained earnings brought forward from prior years. The total dividend of €1,310,243 million to be paid to BNP Paribas SA shareholders corresponds to a dividend of €1.45 per share. The total amount paid to individual shareholders and corporate shareholders qualifying for the affiliation privilege will be €2.175, including the €0.725 *avoir fiscal* tax credit. The 2003 dividend will be paid as from 11 June 2004 in cash only. The Board of Directors is also recommending that €103.776 million should be appropriated to the legal and special long-term capital gains reserves, €36.193 million to the special Investment Reserve and the balance of €7,018.969 million to unappropriated net earnings.

The dividend is significantly higher than in 2003 (paid out of FY 2002 net result), representing an increase of 20.8% and outstripping the 14.1% growth in net income. The payout rate has thus risen to 34.8% from 32.6% a year earlier.

■

In the life of any company, especially one that represents the cornerstone of a group, it is common for agreements to be entered into directly or indirectly between that company and other entities with common directors, or between the company and its directors. Under section L. 225-38 of the Commercial Code, these agreements must be approved by the General Meeting of Shareholders and the Auditors must prepare a special report relating thereto. In **the fourth resolution,** shareholders are asked to note the fact that the Auditors' special report for 2003 does not include any such transactions or agreements entered into during the year.

■

In **the fifth resolution**, shareholders are invited to give the Board of Directors a twenty-six month authorisation to issue debt securities with a maximum aggregate face value of €30 billion or the equivalent in foreign currency. The authorisation covers the issuance of bonds and equivalents, including subordinated notes, equity notes and perpetual bonds, as well as contingent value rights certificates, but excluding money market securities.

The €30 billion ceiling is – for the first time since BNP Paribas was created – higher than the ceiling in the previous authorisation. The ceiling has indeed remained unchanged for the past four years, i.e. since the General Meeting held on 23 May 2000, when shareholders approved the merger of BNP and Paribas. The new ceiling corresponds to the amount that would normally be required to allow the BNP Paribas Group to carry out routine debt issues. Borrowing requirements can vary from one year to the next, depending on market conditions and it is therefore important for the Bank to benefit from a certain amount of flexibility. For your information, in order to take advantage of low interest rates in 2003, BNP Paribas issued €17.25 billion worth of debt securities during the year. The unused portion of the previous authorisation will no longer be valid, following adoption of the resolution tabled at this year's meeting.

In **the sixth resolution**, after presentation of the Information Memorandum approved by the *Autorité des Marchés Financiers*, the Board of Directors is seeking an 18-month authorisation to carry out a share buyback programme. In accordance with the law, the number of shares acquired under the programme would not exceed 10% of the Bank's capital. The authorisation replaces the one given at last year's AGM.

The shares would be acquired for several purposes, as follows:

- to stabilise the share price, as allowed under resolutions voted each year by shareholders since the 26 May 1994 AGM, as well as to buy and sell shares on the open market depending on market conditions;
- for allocation to employees under the profit-sharing scheme, or employee share ownership plans or corporate savings plans, or stock option plans, with the constant aim of enhancing the motivation of employees and allowing them to share in the value created by the Bank, as well as its sustainable development;
- for sale or exchange in connection with external growth operations;
- for cancellation, with the authorisation of shareholders given in Extraordinary General Meeting (this is the subject of the sixteenth resolution);
- in connection with the management of the BNP Paribas Group's assets and liabilities and financial position.

These authorisations are necessary to implement the share buyback programme which BNP Paribas intends to carry out in 2004 for various reasons including to neutralise the impact of employee share issues.

The shares could be purchased and sold by any appropriate method, including in the form of block sales or by means of derivatives.

The maximum purchase price is set at €75 and the minimum sale price at €35. The maximum and minimum prices authorised by the AGM of 14 May 2003 (€70 and €30 respectively) have been adjusted to take into account changes in market prices over the period.

The Board of Directors will report to shareholders on the transactions carried out under this authorisation at the AGM to be held to approve the 2004 accounts, the date of which has been provisionally set at 18 May 2005.

■

In **the seventh and eighth resolutions**, shareholders are invited to renew the terms of office as directors of Louis Schweitzer and Lindsay Owen-Jones, for periods of three years expiring at the close of the Annual Meeting to be called in 2007 to approve the 2006 financial statements.

Louis Schweitzer, 61, and Lindsay Owen-Jones, 58, are independent non-executive directors. Louis Schweitzer is Chairman and Chief Executive Officer of Renault, and Lindsay Owen-Jones is Chairman and Chief Executive Officer of L'Oréal.

■

In **the ninth resolution**, shareholders are invited to note that David Peake intends to resign from his position as a director on the expiry of his term of office at the close of this meeting, and to resolve not to replace him.

If this resolution is approved, the new Board will be made up of 16 directors, including the three elected by BNP Paribas employees.

■

The tenth resolution is the standard resolution giving the necessary powers to carry out legal publication and other formalities in relation to the Ordinary Meeting.

The eight other resolutions tabled at the Meeting are subject to the quorum and majority voting rules applicable to Extraordinary Meetings:

In **the eleventh resolution**, shareholders are invited to give the Board of Directors a twenty-six month authorisation to issue shares and share equivalents with pre-emptive subscription rights for existing shareholders. This resolution renews the authorisation given for the same purpose at the 2002 AGM.

The maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents, may not exceed €1 billion, the same ceiling as in the authorisation granted on 31 May 2002, which in turn was a renewal of the authorisation granted on 23 May 2000. If the authorisation is used in full, the new shares issued would represent, in the aggregate, 55% of the Bank's current issued capital.

The maximum aggregate face value of debt securities issued under this authorisation may not exceed €10 billion.

This authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents with pre-emptive subscription rights.

■

In **the twelfth resolution** shareholders are in fact invited to limit to a ceiling of 20% of the Bank's outstanding capital, a twenty-six month authorisation to be given to the Board of Directors to issue shares and share equivalents without pre-emptive subscription rights. The main purpose of this authorisation is to avoid medium-sized transactions from becoming too lengthy, complicated or onerous. The securities thus issued might also be used as payment for securities tendered under a public exchange offer made by the Bank in relation to one or more other companies.

The maximum aggregate par value of the shares issued under this authorisation, directly and/or on conversion, exchange, redemption or exercise of share equivalents may not exceed €340 million, representing the equivalent of less than 19% of the Bank's current outstanding capital.

The maximum aggregate face value of debt securities issued under this authorisation may not exceed €8 billion.

This authorisation cancels and replaces all earlier authorisations to issue shares and share equivalents without pre-emptive subscription rights.

■

In **the thirteenth resolution**, the Board of Directors is seeking an authorisation to increase the Bank's capital by an aggregate amount of €1 billion by issuing bonus shares and/or raising the par value of existing shares, to be paid up by capitalising income, retained earnings or additional paid-in capital.

Only for the issues which had been decided in principle by the Board of Directors and announced to the market before the takeover bid was launched, the Board of Directors is asking shareholders in **the fourteenth resolution**, to allow it to use the authorisations granted to issue shares and share equivalents, while a takeover bid for the Bank is in progress.

This authorisation would be used only to ensure that any such bid does not prevent the Bank from continuing to run the business in a normal manner and implementing projects already underway. This includes enabling the Board of Directors to complete any capital increase already decided upon in order to finalise a specific development project which will not become inappropriate purely as a result of a takeover bid being launched. This way, the Board will be able to avoid any sudden interruptions to the Bank's value creation process in the interests of all of the shareholders. If an issue has not been approved in principle by the Board of Directors and announced to the market prior to any takeover bid being filed, the above authorisations will be suspended while the bid is in progress and no shares or share equivalents may be issued.

This resolution would be valid for a period of one year, expiring at the Annual General Meeting to be called in 2005 to approve the 2004 accounts.

■

In **the fifteenth resolution** the Board of Directors is seeking authorisation to amend the ceiling and expiry date set out in the authorisation to issue shares for subscription by participants in the Corporate Savings Plan granted by the Extraordinary General Meeting of 14 May 2003.

The 1987 privatisation of Paribas and the 1993 privatisation of BNP created an opportunity for many employees to become shareholders of their bank, offering them a powerful incentive to perform well and aligning their interests on those of all other shareholders. The employees invested mainly through the Corporate Savings Plan which is open to all members of staff. Payments into the plan are inaccessible for a period of 5 years. There is only one such subscription period per year in accordance with the conditions set down by law.

Employees held 3.83% of the Bank's capital at 31 December 2003 through the Corporate Savings Plan, compared with 3.54% a year earlier. In 2003, 6,673,360 shares were issued under the plan, representing 0.74% of the capital. However, after taking into account shares bought back from employees at the end of the five year holding period, the net increase in the proportion of capital held by employees was less than 0.30%.

None of these shares entitle their holders to an increased dividend or double voting rights, BNP Paribas having adopted the principle of "1 share = 1 vote = 1 dividend". Each of the funds under the Corporate Savings Plan is managed by a Supervisory Board, made up of elected employee representatives and therefore independent from the BNP Paribas Group's management. The Chairman of each of these Supervisory Boards attends each BNP Paribas General Meeting, where he votes autonomously and personally; they do not ever grant proxies to the Chairman of BNP Paribas.

With the aim of bolstering employee involvement in the Bank's development and the value creation process, the Extraordinary Meeting held in 2003 gave the Board of Directors a five-year authorisation to increase the capital by a maximum par value of €60 million through the issuance of shares to participants in the Corporate Savings Plan of the Bank and certain subsidiaries. In order to harmonise the term of this authorisation with the ones of the authorisations to issue shares and share equivalents set out above, the Board of Directors is inviting shareholders to reduce the term of the authorisation given last year to twenty-six months, instead of the four years left to run. In addition to reducing the term of this authorisation, shareholders are also invited to reduce the ceiling applicable to shares issued to a par value of €20 million, corresponding to 10 million shares, representing 1.1% of the current capital or 0.55% per year. As stated above in the summary of the sixth resolution, the Bank intends to carry out a share buyback programme in 2004 to neutralise the impact of these employee share issues.

The sixteenth resolution concerns an 18-month authorisation to be given to the Board to cancel shares acquired under the authorisation given in the sixth resolution. The share cancellations would not have the effect of reducing the capital by more than 10%. This authorisation will have the effect of cancelling the unused portion of any earlier authorisations to the same effect.

The seventeenth resolution concerns amendments required as a result of the Financial Security Act (Act no. 2003-706 of 1 August 2003) and decree no. 2002-803 of 3 May 2002 issued in accordance with the "New Economic Regulations" Act (Act no. 2001-420 of 15 May 2001). Shareholders are therefore invited to approve amendments to the Articles of Association in line with these new legal and regulatory provisions, primarily relating to:

- information provided to directors,
- representation of the Board of Directors,
- internal control,
- the terms and conditions applicable for calling Board of Directors' Meetings,
- persons authorised to sign copies or extracts of the minutes of Board Meetings.

The eighteenth resolution is the standard resolution giving the necessary powers to carry out legal publication and other formalities in relation to the Extraordinary Meeting.

Information concerning Directorship candidates*



Louis SCHWEITZER

Principal function:
Chairman and Chief Executive Officer of Renault
Born on 8 July 1942

Elected on 13 May 1998. Term expires at the 2004 AGM
First elected to the Board on 14 December 1993
Number of BNP Paribas shares held: 4,830
President of the Management Board of: *Renault-Nissan BV, Netherlands*

Director of:
AB VOLVO, Sweden
Electricité de France
Renault Crédit International
Veolia Environnement
Member of the Supervisory Board of:
Philips, Netherlands
Member of the Board of:
Fondation Nationale des Sciences Politiques
Institut Français des Relations Internationales
Musée du Louvre
Member of the Consultative Committee of:
Banque de France
Allianz, Germany

Education:
Degree in Law
Institut d'Etudes Politiques de Paris
Ecole Nationale d'Administration (1967-1970)

Professional experience :

Since 1970	Inspecteur des Finances
1970 - 1971	Policy Officer, General Directorate of the Assistance Publique
1971 - 1974	Policy Officer, General Inspectorate of the Ministry of Finance
1974 - 1979	Policy Officer, Budget Department (Ministry of Finance)
1979 - 1981	Assistant Director of Budget Department
1981 - 1986	Director of the office of Laurent Fabius (successively Minister Delegate with responsibility for the Budget, then Minister of Industry and Research, then Prime Minister)
1986 - 1989	Joined Renault as Vice President, then Vice President in charge of Strategic Planning and Management Control, then Chief Financial Officer and Head of Strategic Planning
1989 - 1990	Executive Vice President, Chief Financial Officer and Head of Strategic Planning
Dec. 1990 - May 1992	President and Chief Operating Officer
Since May 1992	Chairman and Chief Executive Officer
Since March 2002	Chairman of the Management Board of Renault-Nissan BV



Lindsay OWEN-JONES

Principal function:
Chairman and Chief Executive Officer of L'Oréal
Born on 17 March 1946

Elected on 13 May 1998. Term expires at the 2004 AGM
First elected to the Board on 13 June 1989
Number of BNP Paribas shares held: 2,088

Chairman of:
L'Oréal USA, Inc., United States
L'Oréal UK Ltd, United Kingdom
Galderma Pharma SA, Switzerland
Vice Chairman and member of the Supervisory Board of:
Air Liquide
Director of:
Gesparal
Sanofi-Synthélabo

Education:
Bachelor of Arts of Oxford University
Graduate of INSEAD (European Institute of Business Administration)

Professional experience:

1969 - 1974	Product Manager for L'Oréal in Belgium and then in France
1976 - 1978	Marketing Director for the Public Products Division
1978 - 1981	Chief Executive of L'Oréal Italy
1981 - 1984	President and Chief Executive Officer of Cosmair Inc., exclusive agent of L'Oréal in the United States
1984 - 1988	Executive Vice President, Deputy Chairman of the Management Committee and Board Member of L'Oréal
1988	Chairman and Chief Executive Officer of L'Oréal

* The directorships shown in italics are not governed by the provisions of Act no.2001-420 of 15 May 2001 concerning multiple directorships.

BNP Paribas group in 2003 : operating performances up sharply

The business and financial environment in 2003 remained difficult although it was in the process of improving. The stock market crisis peaked at the end of the first quarter of the year. Economic growth, still very weak in Europe, rebounded sharply in the United States and in Asia, but the continued decline in the dollar significantly cut the profits that European companies made in these regions.

In this contrasting environment, BNP Paribas Group's net banking rose 6.8% (+9.7% at constant scope and exchange rates)[1] totalling 17,935 million euros and gross operating income rose 13.9% to 6,650 million euros (+18.7% at constant scope and exchange rates). The cost/income ratio improved by 2.3 points, falling from 65.2% to 62.9%.

Despite setting aside a total of over 200 million euros in new general provisions, cost of risk (1,361 million euros) fell 7.4%. Operating income soared 21.1% to 5,289 million euros (+25.7% at constant scope and exchange rates).

Non-operating items contributed 297 million euros, down 33.3% compared to 2002. Capital gains generated on the Group's equity portfolio, were stable, at 912 million euros (+1.0%); the amortisation of goodwill rose 9.0% to 399 million euros; but one-time charges, totalling 347 million euros, increased by 175 million euros: the requirements under the new law in France on pensions led to the setting aside of a one-time 229 million euro provision for employee-related commitments (or 148 million euros after tax), while there was a (non-taxable) 148 million euro write-back from the Reserve for General Banking Risks. The Group also set aside 70 million euros in provisions to put in place measures to facilitate employees' professional reorientation covering 2004 and 2005, in accordance with its forward-looking workforce management practice.

The tax charge rose 26.0% to 1,481 million euros, due in particular to an exceptional 125 million euro tax charge in connection with Klépierre's new tax status as a listed real-estate investment company. The corresponding 59 million reduction in minority interests left their share stable at 344 million euros (+0.3%).

Net income group share, at 3,761 million euros, was up 14.1%, generating a 14.3% return on equity, after tax.

The Board of Directors shall put forward to shareholders a proposal to pay a dividend of 1.45 euro per share, a 21% increase compared to last year.

[1] The major changes in scope involve the integration of Facet and United California Bank (IRFS core business), Consors and Cogent (AMS core business).

Outperforming all other banks in the Euro Zone

in € bn



-2,3
Commerzbank
1,0
San Paolo IMI
1,4
Deutsche Bank
1,7
CASA
2,2
BBVA
2,5
Société Générale
2,6
SCH
3,1
ABN Amro
3,8
BNP PARIBAS

Results of each core business

Each of the three business lines contributed to this performance

In millions of euros



Net banking income
CIB
5 818
AMS
2 476
FRB
4 733
IRFS
4 903
32%
14%
Retail
Banking
54%

Net banking income % change 2003/2002	
CIB:	+ 13.1 %
AMS:	+ 8.0 %
Retail banking:	+ 1.8 %



Gross operating income
CIB
2 434
AMS
803
FRB
1 467
IRFS
2 158
35%
12%
Retail
Banking
53%

Gross operating income % change 2003/2002	
CIB:	+ 29.8 %
AMS:	+ 1.4 %
Retail banking:	+ 5.7 %

Retail Banking

In 2003, Retail Banking's businesses continued to expand and to enhance their profitability. Gross operating income rose 5.7% to 3,625 million euros. Pre-tax income was up 6.3%, to 2,648 million euros. Pre-tax return on equity reached 28% (+2 points).

■ French Retail Banking :

Sharp rise in profitability



Cost/Incom Ratio :
- 5.5 pts
1999 - 2003
Pre-tax ROE :
+ 8 pts
74.2 %
71.1 %
69.4 %
69.0 %
68.7 %
19 %
22 %
22 %
25 %
27 %
1999
2000
2001
2002
2003
1999
2000
2001
2002
2003

The net banking income of the French Retail Banking branch network[2] totalled 4,884 million euros, up 3.0%. Net interest revenue was up 3.3%, driven by the combined effect of a rise in the gross interest margin (from 3.54% to 3.74% between 2002 and 2003), a slight contraction of outstanding loans (-1.7%) and growth in deposits (+3.5%), fuelled by savings accounts (+15.6%). The amount of fees rose 2.7%, as lower revenues on securities transactions were offset by the expansion of other services (payment instruments, banking services, etc.).

The commercial drive targeting **individual** customers gathered pace. In 2003, the number of cheque and current accounts grew by over 120,000. Multi-Channel Banking logged 32 million contacts initiated on the Internet (+30%), 20 million incoming calls on its interactive voice server (+21%) and 4.8 million incoming calls at the customer relationship centres (+52%). In the branches, the new workstation, which is the same one used in customer relationship centres, produced 41 million instances of access to customer files. Outstanding loans rose 9.3%, in particular due to a sharp rise in new mortgages. Life insurance assets under management rose 9.9% during the year and mutual fund assets under management rose 12.4%.

For **corporate** customers, whose demand for business loans was weak in the economic context of 2003 (outstanding loans: -9.6%), the French network significantly grew sales of financial products and services in conjunction with Corporate and Investment Banking: structured financing, bond issues, leveraged acquisition financing, hedging and forex products. BNP Paribas Asset Management expanded the range of mutual funds for corporate customers, enabling placement of such funds through the French network to rise by 1.4 billion euros. Similarly, the network worked to grow sales of the products and services of the speciality subsidiaries, in particular Arval PHH, Arius, Factor.

The moderate rise in operating expenses and depreciation (+2.5% compared to the previous year) resulted in a 4.2% rise in the gross operating income, to 1,529 million euros. The cost/income ratio improved by 0.3 point at 68.7%.

Provisions, totalling 225 million euros (+13.6), remained moderate as they amount to 0.32% of outstanding weighted assets for the year.

After sharing French Private Banking's income with AMS, French Retail Banking posted 1,240 million euros in annual pre-tax income, up 2.7%.

Pre-tax return on equity edged up two points to 27%.

[2] including 100% of Private Banking in France.

■ International Retail Financial Services (IRFS)


In millions of euros
Cost/Income ratio : - 6 pts
1999 - 2003
Operating income : doubled
62.0 %
62.0 %
60.1 %
58.5 %
56.0 %
1999
2000
2001
2002
2003
818
1,015
1,219
1,503
1,629
1999
2000
2001
2002
2003

Given the relative weight of BancWest and, to a lesser degree, of other operations conducted outside the Eurozone, this core business was particularly hard hit by the exchange rate effects. Net banking income (4,903 million euros) was virtually unchanged (+0.5%) compared to 2002 while it was up 4.0% at constant scope and exchange rates. Similarly, operating expenses and depreciation, at 2,745 million euros, were down 3.8%, but up 1.2% at constant scope and exchange rates. Gross operating income (2,158 million euros) thus rose 6.6% (+7.9% at constant scope and exchange rates) and the cost/income ratio improved by 2.5 points at 56.0%, in accordance with the target the Bank had announced.

Provisions were virtually unchanged at 529 million euros (+1.3% and –1.1% at constant scope and exchange rates). The same applies to non-operating items. Pre-tax income, 1,408 million euros, thus rose significantly compared to the previous year (+9.7%) and pre-tax return on equity rose three points to 29%.

BancWest's lending business performed well in 2003, especially in the consumer lending segment in which outstanding loans grew 21.3%. Gross interest margin fell 41 basis points during the year, at 4.18%, due to lower interest rates. The full effect of synergies achieved from the merger between United California Bank and Bank of the West helped reduce operating expenses and depreciation by 4.3%, at constant scope and exchange rates, compared to 2002. Lastly, provisions were also reduced and the ratio of non-performing assets on loans fell as at 31 December 2003 to 0.59% compared to 1.01% as at 31 December 2002. Operating income thus rose 11.8% at constant scope and exchange rates.

Retail Banking's business activities in **emerging and overseas markets** held up well under difficult operating conditions in several countries (in particular the Ivory Coast). Provisions were lower than their 2002 level.

Cetelem continued its resilient growth in France, with Facet's good momentum, and abroad. Outstanding loans under management rose a total of 4.3% during the year, and 18.6% abroad, especially in Southern and Eastern Europe. Cetelem is a leading consumer lender in Italy, Spain, Portugal, Hungary and the Czech Republic. Pre-tax income rose 12.1%.

UCB reported a very sharp rise in new loans both in France (+23%) and abroad (+33%). Outstanding loans to individuals totalled 15.7 billion euros as at 31 December 2003 (+9.4%). Furthermore, systematically promoting FRB's services helped open 10,000 new accounts. **Arval PHH** continued to pursue its rapid expansion in Continental Europe and **BNP Paribas Lease Group** its international deployment based on partnership alliances. Both, leaders in their market in Europe, made a significant contribution to growing the core business' profitability.

On the whole, the specialised financial services companies new loans are largely made outside France – 51% for Cetelem, 52% for UCB; 32% for BNP Paribas Lease Group and 67% for Arval PHH in 2003.

Asset Management and Services (AMS)

Affected at the beginning of the year by the massive plummeting of stock market prices, culminating in the crisis coming to a head at the end of March, AMS then experienced a sharp rebound, which was confirmed in the fourth quarter: the business' quarterly pre-tax income was up 31.0% (+17.9% at constant scope and exchange rates) compared to the fourth quarter 2002.

Over the whole year, AMS's net banking income rose 8.0% to 2,476 million euros. This trend was largely the result of growth though acquisitions, with the full integration of Consors and Cogent in 2003. For the same reason, operating expenses and depreciation rose 11.5% to 1,673 million euros. At constant scope and exchange rates, the business' net banking income slid 1%, while, in accordance with the target the Group announced, operating expenses and depreciation declined 2.1%. Gross operating income thus edged up slightly (+1.4%) to 803 million euros (+1.0% at constant scope and exchange rates).



In millions of euros
Net Banking Income
618
584
527
563
583
614
630
649
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03



Gross Operating Income
244
202
155
191
164
198
214
227
1Q02
2Q02
3Q02
4Q02
1Q03
2Q03
3Q03
4Q03

Assets under Management

In billions of euros



255
95
160
31.12.02
+ 11.1
Net new money
+ 0.3
Performance and change
+ 9.8
Score and other (1)
276
96
180
31.12.03
Total Private Banking assets
Total other net assets
(asset management + Cortal Consors + Insurance net of double accounting)

(1) Integration of Consors (€4,8bn) and Shinhan (€3,7bn)

During the year, total assets under the Group's management rose to 276 billion euros, thanks to a net total of 11.1 billion euros in assets gathered. The alternative management product range was expanded. **BNP Paribas Asset Management** is the leading French company in terms of socially responsible investments with 1 billion euros of assets (source: *Europerformance*). **Private Banking** significantly grew its sales of structured products and cut its costs. **Cortal Consors** capitalised on merger synergies, achieved ahead of schedule, and the recovery of stock market activities, especially in Germany, reaching breakeven already in 2003. Named "Best Online Broker" in Germany (source: *Discountbroker.de*) and in Spain (source: *La gaceta de los negocios*), Cortal Consors is Europe's leading online broker, formed out of an exemplary cross-border merger of equals. **Wealth & Asset Management** thus grew its gross operating income 7.2% to 298 million euros.

The **Insurance** business continued to pursue its global expansion with the signing of new distribution agreements abroad and a partnership with Russian Standard Bank to set up a life insurance company in Russia. Asset gathering came along in a satisfactory manner in France as well, with the portion of policies taken out as unit-linked insurance products (30%) vastly superior to that of the market (16%) (source: *FFSA*). Gross operating income rose 14.8% to 381 million euros.

The assets held in **Securities Services'** custody rose 15% year-on-year, surpassing the record level of 2,000 billion euros. The publication *Global Custodian* ranked BNP Paribas the third global custodian for the quality of service. However, pressure on the clearing and custody business' margins was accentuated since the stock market crisis in 2002 and direct services to investors, a future source of growth, which the Group strengthened by the acquisition of Cogent, is only gradually producing an impact on the accounts. The business' gross operating income totalled 124 million euros, off 31.9% compared to 2002.

Corporate and Investment Banking (CIB)

In 2003, Corporate and Investment Banking saw the return of the highest levels of profitability that it had achieved in 2000. Net banking income grew 13.1% to 5,818 million euros (+23.8% at constant scope and exchange rates).

Revenues from the **Advisory and Capital Markets** business jumped sharply (+29.3%). All the business lines contributed to this performance: fixed income, equity, and corporate finance. The business received numerous awards, namely "Euro Investment Grade Corporate Bond House of the Year" (*IFR*), "Equity Derivatives House of the Year" (*Risk Magazine*); and BNP Paribas Peregrine was named "Best Mid-Cap Equity House of the Year (*IFR Asia*). The rankings of the bookrunners of financial transactions in Europe clearly reflected BNP Paribas progress in 2003: the bank now ranks among the top five for all eurobond issues (source: *IFR*) and in the top ten for share and convertible bond issues in Europe (sources: *Dealogic, IFR*).

The **financing businesses** posted net banking income that was down 9.1% due to sluggish demand in Europe. They did however achieve remarkable commercial successes and they too received multiple distinctions such as "European Loan House of the Year", "European Leveraged Loan of the Year" for Seat PG in Italy and "North America-Oil and Gas Deal of the Year" for the Cameron Highway Oil Pipeline (sources: *IFR, Project Finance Magazine*).

CIB - Leading Position Confirmed

	2003	2002
FIXED-INCOME (worldwide)		
All Invest.-grade bonds in euros (bookrun.)	# 3	# 5
All Corporate bonds in euros (bookrun.)	# 2	# 3
All bonds in euros, bookrunners	# 5	# 9
All Euromarket issues, bookrunners	# 8	# 10
FINANCEMENTS STRUCTURES		
Top bookrunner of Synd. Credits worldwide (volume)	# 8	# 8
Top bookrunner of Synd. Credits EMEA (volume)	# 5	# 5
European Leveraged loans, Mandated arrangers	# 3	# 8
CORPORATE FINANCE		
International EMEA Convertible issues	# 7	# 6
M&A Europe, completed deals (by amount)	# 13	# 12
European Equities*	# 8	# 11

Sources: IFR - Thomson Financial, *Dealogic

The business' operating expenses and depreciation edged up by only 3.5%. In actual fact, in accordance with the targets announced, they were reduced, excluding bonuses, assuming constant scope and exchange rates. So, the cost/income ratio, one of the best in Europe for this kind of business, improved 5.4 points at 58.2%. Gross operating income rose 29.8% to 2,434 million euros (+43.7% at constant scope and exchange rates).

CIB's provisions fell 11.5% to 633 million euros, despite the fact that 200 million euros in general provisions were set aside to cover the consequences of a possible prolonged economic slowdown in Europe. This reduction stemmed from the economic recovery in 2003 in the United States where provisions were extremely high in 2002.

Corporate and Investment Banking's operating income thus rose 55.3% to 1,801 million euros and pre-tax income 58.4% to 1,879 million euros. Pre-tax return on equity came to 27% (+12 points).

■ BNP Paribas Capital

BNP Paribas Capital's pre-tax income came to 496 million euros (-18.8%). This gradual reduction in BNP Paribas Capital's contribution is consistent with the Group's strategy to disinvest from this area.

Given the divestitures in 2003 (in particular, Royal Canin, Mobistar, and Aegon), the portfolio's estimated value declined from 4.5 billion euros at the end of 2002 to 3.9 billion euros. While 584 million euros in capital gains were realised during the year, unrealised capital gains fell only 0.2 billion euros to 1.2 billion euros as at 31 December 2003.

◆◆◆

For 2004, in a business and financial environment that seems to be improving, including in Europe, BNP Paribas Group will be focusing its priorities on expansion.

In France, the Group has set in place diversified and powerful distribution networks that reach 10 million individual and professional customers and 60,000 businesses. It has confirmed its leading position in Europe with business lines that have a multi-country local presence (e.g., Cetelem, Arval PHH, BPLG, BPSS, Cortal Consors, etc.), each of which benefits from the critical mass effect afforded to them by their leading position, and global business that are leading players in their speciality in Europe (fixed income, equity derivatives and financing), servicing all major European customers from a central point.

In the United States, BNP Paribas Group owns the 5th largest retail bank in California and Hawaii's biggest bank, and services 2 million customers. It is also recognised nationally through Corporate and Investment Banking's specialised businesses (structured financing, derivatives, energy and commodities, export, and project financing).

With its leading positions in Europe and in the United States, the Group has the resources necessary to implement sustained growth, taking advantage of an improved economy.

It will also endeavour to capitalise on new sources of growth that it has created in high potential markets where its experience gives it a good understanding of the field.

In Brazil, the Group's businesses are present (CIB, AMS, and IRFS) and undergoing significant organic growth. BNP Paribas Brazil has shown very high profitability. In China, BNP Paribas has long been doing business from its major platform in Hong Kong and will be stepping up its expansion plans from out of Shanghai. In Russia, the prominent position the Group already holds in financing energy and commodities–through its Moscow-based subsidiary–will be utilised to develop Corporate and Investment Banking's other business lines, while new partnerships will be sought with local players. In the Middle East and in the Maghreb, the Group's activities will be actively expanded (in Morocco, Tunisia and the Persian Gulf).

After again proving proactive in its approach to managing costs in 2003, attaining the ambitious goals that it has set out for itself in each of the core businesses–which helped bring the cost/income ratio very close to its level in 2001–the Group plans to maintain its discipline in this area. A productivity gains programme, introduced in April 2003, is expected to generate 240 million euros in savings by the end of 2004 by focusing on 83 projects that have been identified. Moreover, the Group is setting up a joint-venture with IBM to fine tune the efficiency of its IT services, while retaining control over its IT systems environment.

Furthermore, BNP Paribas will be maintaining strict risk controls. Its prudential approach and the procedures developed help make it through the economic slowdown that affected the United States then Europe for the past four years with provisions curtailed at 0.51% of weighted assets in 2002 and 0.50% in 2003.

Lastly, BNP Paribas plans to maximise its capital management, combining resilient organic growth, searching for acquisition opportunities that are consistent with the Group's discipline, an increase of the dividend per share by 21% for 2003 and the share buyback programme announced in July 2003, pursuant to which 1.5 billion euros in shares are still to be bought back.

◆ ◆ ◆

In the environment marked by the recession over the past three years, BNP Paribas has done more than just hold up: the Group grew its revenues, through organic growth as well as through the 9 billion euros in targeted acquisitions, and maintained high profitability. The recovery gives us the opportunity to step up the pace of expansion through organic growth and targeted acquisitions all the while maintaining that strict discipline with respect to costs and risks which is our strength. Absent any major incidents, the Group should post results up again in 2004.

Five-year financial summary
of BNP Paribas S.A.

	Banque Nationale de Paris SA	BNP Paribas SA			
	(euros) 1999	(euros) 2000	(euros) 2001	(euros) 2002	(euros) 2003
Capital at year-end					
a) Share capital	1,798,666,976 (1)	1,792,258,860 (2)	1,771,942,784 (3)	1,790,347,678 (4)	1,806,343,230 (5)
b) Number of common shares issued, and outstanding	449,666,744 (1)	448,064,715 (2)	442,985,696 (3)	895,173,839 (4)	903,171,615 (5)
c) Number of shares to be issued through the exercise of rights			17,704,434	18,372,079	23,734,549
Results of operations for the year					
a) Total revenues, excluding VAT	19,665,467.407	37,588,553.951	37,064,085.322	28,973,762.964	24,361,520,679
b) Income before tax, non-recurring items, profit sharing depreciation and provisions	2,664,362,859	3,559,312,573	5,391,841,471	3,697,344,223	4,042,278,418
c) Income taxes	323,726,730	-499,029,941	373,086,382	66,294,745	-11,461,665
d) Profit sharing	100,825,427	90,116,125	72,950,531	46,156,022	73,664,330 (6)
e) Net income	971,519,141	3,386,203,219	3,925,144,188	2,830,067,503	2,358,756,302
f) Total dividends	787,726,615	1,008,463,624	1,063,947,593	1,075,055,789	1,310,242,626
Earnings per share					
a) Earnings after tax and profit-sharing but before non-recurring items depreciation and provisions	5.04	8.81	11.12	4.12	4.41
b) Earnings per share	2.16	7.56	8.85	3.16	2.61
c) Dividend per share	1.75 (7)	2.25 (8)	1.20 (9)	1.20 (10)	1.45 (11)
Employee data					
a) Number of employees at year-end (12)	39,115	45,452	45,870	44,908	44,060
b) Total payroll	1,538,010,765	2,614,012,376	2,613,281,535	2,484,565,532	2,487,721,635
c) Total benefits	647,434,031	1,055,133,353	861,936,161	895,525,367	982,590,077

(1) The share capital was converted into euros on 6 January 1999 and the par value of the shares was rounded up to € 4 by increasing the capital to € 873,642,684. The capital was increased to € 1,798,666,976 from € 873,642,684 by the € 917,960,200 stock-for-stock public tender offer for Paribas, the € 6,029,996 private placement reserved for BNP staff members, and on exercise of employee stock options for € 1,034,096.

(2) The share capital was increased to € 1,800,517,976 from € 1,798,666,976 on exercise of employee stock options for € 1,851,000. Following these share issues, the Board of Directors used the authorisation given by the 23 May 2000 Annual General Meeting to cancel the 7,053,612 BNP shares held by Paribas for EUR 28,214,448, thereby reducing the capital from € 1,800,517,976 to € 1,772,303,528. The capital was then increased to € 1,792,258,860 from € 1,772,303,528 through the € 19,285,612 private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for € 669,720.

(3) The share capital was increased to € 1,792,824,220 from € 1,792,258,860 on exercise of employee stock options for € 565,360. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting to cancel the 9,000,000 shares for € 36,000,000, thereby reducing the capital from € 1,792,824,220 to € 1,756,824,220. The capital was then increased to € 1,771,942,784 from € 1,756,824,220 through the € 13,447,684 private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for € 1,670,880.

(4) The share capital was increased to € 1,773,245,988 from € 1,771,942,784 on exercise of employee stock options for € 1,303,204. Following these share issues, the Board of Directors used the authorisation given by the 15 May 2001 Annual General Meeting (12th resolution) to carry out a two-for-one share-split and reduce the par value of the shares to € 2. The split shares have been traded on the market since 20 February 2002. The capital was then increased to € 1,790,347,678 from € 1,773,245,988 through the € 15,247,598 private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for € 1,854,092.

(5) The share capital was increased to € 1,791,759,648 from € 1,790,347,678 on exercise of employee stock options for € 1,411,970. The capital was then increased to € 1,806,343,230 from € 1,791,759,648 through the € 13,346,720 private placement reserved for BNP Paribas staff members, and on exercise of employee stock options for € 1,236,862.

(6) Provision made during the year.

(7) Paid to 450,129,494 shares, taking into account the 389,250 new shares with rights from 1 January 1999, created pursuant to the 1994-2001 stock option plan and the 18,000 new shares with rights from 1 January 1999 created pursuant to the 1995-2002 stock option plan, and the 55,500 new shares with rights from 1 January 1999 created pursuant to the 1996-2003 stock option plan, and recorded on 26 January 2000.

(8) Paid to 448,206,055 shares, taking into account the 141,340 new shares with rights from 1 January 2000, recorded on 29 January 2001, including 27,450 shares issued in connection with former BNP stock option plans, and 113,890 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire),

(9) Paid to 443,311,497 shares, taking into account the 325,801 new shares with rights from 1 January 2001, recorded on 17 January 2002, including 193,182 shares issued in connection with former BNP stock option plans, and 132,619 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire), as well as the two-for-one share split of 20 February 2002 which increased the number of shares to 886,622,994.

(10) Paid to 895,879,824 shares, taking into account the 705,985 new shares with rights from 1 January 2002, recorded on 23 January 2003, including 280,150 shares issued in connection with former BNP stock option plans, and 425,835 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire).

(11) Paid to 903,615,604 shares, taking into account the 443,989 new shares with rights from 1 January 2003, recorded on 28 January 2004, including 169,545 shares issued in connection with former BNP stock option plans, and 274,444 shares issued in connection with former Paribas plans (Banque Paribas, Cardif, Cie Financière Paribas and Cie Bancaire).

(12) For France, part-time employment is prorated according to the length of time worked.

Directions for the shareholders attending the Meeting

The 28 May 2004 Meeting will begin at 4.00 p.m. sharp.
The shareholders will be welcome from 2.30 p.m. on.

1 You are advised to apply to the Welcome desk in advance, sign the attendance list and show your admission card,

2 Please make sure you have been given an electronic voting box with the directions for use before you enter the Meeting room (it should have been given to you when signing in),

3 Please follow the directions to vote that you will receive during the Meeting.

For a proper calculation of the votes and quorum, shareholders are reminded that attendance sheets will not be available after 6.00 p.m.

BNP PARIBAS has definitely chosen a strategy of sustainable growth as the foundation for a renewed value creation towards its shareholders. Therefore, the Bank deemed it right that the Annual Meeting, the main event for shareholder communication, should symbolize the socially responsible behaviour of the company.

For each shareholder who attends the Annual General Meeting on 28 May 2004 (second call), BNP Paribas will donate €10 to the Association of the Student Foundation for the City (*Association de la Fondation Etudiante pour la Ville* or *AFEV*), whose purpose is to encourage students to engage in volunteer work in troubled urban areas, primarily to support education and complement professional efforts already under way.

Lastly, BNP Paribas is pleased to inform its shareholders of the use made by the *Institut des Vaisseaux et du Sang (IVS)* of last year's contribution of €9,110[1], in order to participate in the fight against vascular diseases and cancers, the two principal causes of death and disability in the industrialised world. This sum was spent on the purchase of a freezing unit essential to the proper conservation of vascular cells after they have been separated from the bone marrow and prior to their use in the regeneration of new blood vessels.

(1) Because of strikes affecting public transport, only 911 shareholders were able to attend the meeting held on 14 May 2003.

Application form for documents and information

To be sent to :
BNP PARIBAS SECURITIES SERVICES
GIS Issuer Services - Proxy Service
Les Collines de l'Arche - 75450 PARIS Cedex 09

BNP PARIBAS

Combined General Meeting on **Friday 28 May 2004**

The undersigned

Christian name and Name: ....

Address: ....

Holding :

- ....registered shares

- .... bearer shares in the books of[1] ....

kindly asks BNP PARIBAS to send documents and information as stated in article 135 and article 138 of the Order of 23 March 1967, in view of the Combined General Meeting of 28 May 2004.

In ....

Date 2004

Signature

PLEASE NOTE : As per paragraph 3 of article 138 of the Order of 23 March 1967, the holders of registered shares may obtain these documents from the bank for each further general meeting.

[1] Name and address of the custodian in charge of your shares.

BNP PARIBAS

BNP PARIBAS

RECEIVED

2004 MAY 19 P 3:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Combined Annual General Meeting

BNP PARIBAS General Shareholders' Meeting will be held on 28th of May 2004 in Paris at 4.00 pm (Paris time).

For that purpose, please find a proxy card to be returned in the enclosed postage paid business reply envelope.

If you wish to attend the meeting or collect further information about the resolutions, please go to BNP PARIBAS Investors' website at « invest.bnpparibas.com ».

In case of need, you may also contact :

BNP PARIBAS
Marc GROUVEL 33 1 42 98 23 40
Patrice MENARD 33 1 42 98 21 61

ADR holders may contact :

JP MORGAN CHASE Bank
P.O. Box 43013
Providence, RI 02940-3013
(781) 575-4328
adr.com

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING ORDINARY SHARES OF BNP PARIBAS

JPMorgan Chase Bank (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on first notice on Thursday, May 13, 2004, at 10:00 a.m., but in case of lack of quorum on that date, it would be reconvened on second notice at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France, on Friday, May 28, 2004, at 4:00 p.m.

In accordance with French Company Law, a precondition for exercising any voting rights with respect to Common Shares of the Company ("Shares") is that, such registered holder shall have deposited with the Company a "certificat d'un intermédiaire habilité" for his or her Shares (certifying that the Shares have been blocked from any sale or other transfer until after the Meeting) at least five days prior to the date of the Meeting. Therefore, any holder of an ADR who wishes to vote at the Meeting must be registered on the books of the Depositary. Beneficial holders who wish to register their ADRs on the books of the Depositary should contact their bank, broker, or nominee immediately. This Voting Instruction Form should be executed in such a manner as to show clearly whether you desire the Depositary to vote for or against each Resolution. The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m., May 19, 2004. Only registered holders of record at the close of business April 28, 2004, will be entitled to execute the attached Voting Instruction Form.

Important: Please note that for your vote to count, you must have the Shares represented by your ADRs blocked in accordance with the procedures above. If you do not hold registered ADRs, please contact your bank, broker or nominee. If you have any questions regarding this process, please do not hesitate to contact Kent Leonard of JPMorgan Chase Bank at (781) 575-4127.

JPMorgan Chase Bank, Depositary

Dated: May 6, 2004

[BNPBK- BNP PARIBAS][FILE NAME: BNPBK1.ELX] [VERSION - (7)] [04/22/04 (04/02/04)]

DETACH HERE

BNPBK1

BNPBK

X PLEASE MARK VOTES AS IN THIS EXAMPLE

BNP PARIBAS

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Mark the box at right if an address change or comment has been noted on the reverse of this card. ☐

Annual General Meeting

	For	Against		For	Against
Resolution 1	☐	☐	Resolution 6	☐	☐
Resolution 2	☐	☐	Resolution 7	☐	☐
Resolution 3	☐	☐	Resolution 8	☐	☐
Resolution 4	☐	☐	Resolution 9	☐	☐
Resolution 5	☐	☐	Resolution 10	☐	☐

Extraordinary General Meeting

	For	Against		For	Against
Resolution 11	☐	☐	Resolution 15	☐	☐
Resolution 12	☐	☐	Resolution 16	☐	☐
Resolution 13	☐	☐	Resolution 17	☐	☐
Resolution 14	☐	☐	Resolution 18	☐	☐

ADR Holder sign here: ______________________ Date: __________

Co-owner sign here: ______________________ Date: __________

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING 144A SHARES OF BNP PARIBAS

JPMorgan Chase Bank (the "Depositary") has received advice that a Combined Annual and Extraordinary General Meeting (the "Meeting") of BNP Paribas (the "Company") will be held on first notice on Thursday, May 13, 2004, at 10:00 a.m., but in case of lack of quorum on that date, it would be reconvened on second notice at Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France, on Friday, May 28, 2004, at 4:00 p.m.

In accordance with French Company Law, a precondition for exercising any voting rights with respect to 144A Shares of the Company ("Shares") is that, such registered holder shall have deposited with the Company a "certificat d'un intermédiaire habilité" for his or her Shares (certifying that the Shares have been blocked from any sale or other transfer until after the Meeting) at least five days prior to the date of the Meeting. Therefore, any holder of an ADR who wishes to vote at the Meeting must be registered on the books of the Depositary. Beneficial holders who wish to register their ADRs on the books of the Depositary should contact their bank, broker, or nominee immediately. This Voting Instruction Form should be executed in such a manner as to show clearly whether you desire the Depositary to vote for or against each Resolution. The Voting Instruction Form must be forwarded in sufficient time as to reach the Depositary before 3:00 p.m., May 19, 2004. Only registered holders of record at the close of business April 28, 2004, will be entitled to execute the attached Voting Instruction Form.

Important: Please note that for your vote to count, you must have the Shares represented by your ADRs blocked in accordance with the procedures above. If you do not hold registered ADRs, please contact your bank, broker or nominee. If you have any questions regarding this process, please do not hesitate to contact Kent Leonard of JPMorgan Chase Bank at (781) 575-4127.

JPMorgan Chase Bank, Depositary

Dated: May 6, 2004

[BNPBA- BNP PARIBAS 144 A][FILE NAME: BNPBA1.ELX] [VERSION - (1)] [04/22/04 (04/22/04)]

DETACH HERE

BNPBA1

BNPBA

X PLEASE MARK VOTES AS IN THIS EXAMPLE

BNP PARIBAS

PLEASE REFER TO THE REVERSE OF THIS CARD FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

Mark box at right if you wish to give a discretionary proxy to the Chairman of the Meeting. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Mark the box at right if an address change or comment has been noted on the reverse of this card. ☐

Annual General Meeting

	For	Against		For	Against
Resolution 1	☐	☐	Resolution 6	☐	☐
Resolution 2	☐	☐	Resolution 7	☐	☐
Resolution 3	☐	☐	Resolution 8	☐	☐
Resolution 4	☐	☐	Resolution 9	☐	☐
Resolution 5	☐	☐	Resolution 10	☐	☐

Extraordinary General Meeting

	For	Against		For	Against
Resolution 11	☐	☐	Resolution 15	☐	☐
Resolution 12	☐	☐	Resolution 16	☐	☐
Resolution 13	☐	☐	Resolution 17	☐	☐
Resolution 14	☐	☐	Resolution 18	☐	☐

ADR Holder sign here: ______________________ Date: __________

Co-owner sign here: ______________________ Date: __________